Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended December 31		Year ended December 31
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
STATEMENT OF INCOME DATA
Voyage revenues	$111,590	$89,427	$427,654	$295,623

Commissions	3,822	3,441	15,441	11,604
Voyage expenses	14,035	8,282	69,065	35,970
Charter hire expense	6,149	6,126	24,461	24,317
Vessel operating expenses	23,657	14,021	76,095	52,945
Depreciation	16,980	9,069	59,058	35,697
Amortization of deferred drydocking costs	1,036	2,802	4,857	6,583
Provision for doubtful receivables	—	40	—	40
Management fees	1,951	1,312	7,103	5,460
General & Administrative expenses	1,625	1,397	3,726	3,631
Management incentive award	3,500	2,500	3,500	2,500
Foreign currency losses/(gains)	169	(31)	279	(181)
Amortization of deferred gain on sale of vessels	(792)	(792)	(3,168)	(3,168)
Gain on sale of vessels, net	(24,688)	(20,496)	(38,009)	(34,540)

Total expenses	47,444	27,671	222,408	140,858

Operating income	64,146	61,756	205,246	154,765

Gain on sale of non-operating vessels, net	—	4	—	10,765
Gain on sale of shares in subsidiary	25,323	—	25,323	—
Interest and finance costs, net	(14,759)	(4,720)	(42,486)	(11,247)
Interest income	2,642	3,666	7,164	7,360
Other income/(expense)	(245)	128	1,159	112

Total other income (expenses), net	12,961	(922)	(8,840)	6,990

Minority interest	(2)	—	(2)	—

Net income	$77,105	$60,834	$196,404	$161,755

Earnings per share, basic	$4.05	$3.16	$10.30	$8.18
Earnings per share, diluted	$4.05	$3.16	$10.30	$8.17
Weighted average number of shares outstanding
Basic	19,039,914	19,232,408	19,063,846	19,772,270
Diluted	19,045,461	19,241,710	19,070,526	19,786,846

	December 31 2006	December 31 2005
	(Unaudited)	(Audited)
BALANCE SHEET DATA
Cash and cash equivalents	$174,567	$145,769
Current assets, including cash	222,493	191,734
Investments	14,045	21,881
Advances for vessels	261,242	150,428
Vessels at cost	1,649,928	882,210
Accumulated Depreciation	(191,281)	(170,848)
Vessels’ Net Book Value	1,458,647	711,362
Deferred charges	13,448	13,769

Total assets	$1,969,875	$1,089,174

Current portion of long-term debt	23,117	51,496
Current liabilities, including current portion of long-term debt	101,430	91,518
Long-term debt, net of current portion	1,110,544	382,023
Deferred income, net of current portion	2,626	8,447
Minority interests	2	—
Total stockholders’ equity	755,273	607,186

Total liabilities and stockholders’ equity	$1,969,875	$1,089,174

		Three months ended December 31		Year ended December 31
		2006	2005	2006	2005
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
OTHER FINANCIAL DATA
Net cash from operating activities		$48,416	$44,469	$214,998	$146,903
Net cash (used in)/from investing activities		$(7,719)	$23,109	$(829,326)	$(108,969)
Net cash (used in)/ from financing activities		$(6,525)	$(53,019)	$643,126	$(9,087)

TCE per ship per day		$29,796	$35,388	$30,154	$28,645

Operating expenses per ship per day		$7,811	$7,134	$6,979	$6,534
Vessel overhead costs per ship per day		$2,081	$2,241	$1,162	$1,217

		9,891	9,375	8,141	7,751
FLEET DATA

Average number of vessels during period		37.0	25.3	33.8	26.1
Number of vessels at end of period		37.0	25.0	37.0	25.0
Average age of fleet at end of period	Years	5.9	6.3	5.9	6.3
Dwt at end of period (in thousands)		4,180.8	2,924.9	4,180.8	2,924.9

Time charter employment - fixed rate	Days	688	944	2,606	3,870
Time charter employment - variable rate	Days	1,535	460	3,848	1,819
Period employment (pool and coa) at market rates	Days	622	578	3,060	2,162
Spot voyage employment at market rates	Days	460	337	2,499	1,341

Total operating days		3,305	2,319	12,013	9,192
Total available days		3,401	2,324	12,335	9,527
Utilization		97.2%	99.8%	97.4%	96.5%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the three chartered-in vessels and the vessel bare-boat chartered out.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 and DECEMBER 31, 2005

(Expressed in thousands of U.S. Dollars - except per share data)

	December 31, 2006	December 31, 2005
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$174,567	$145,769
Restricted cash	4,347	271
Receivables-Trade accounts receivable, net	15,425	17,620
Insurance claims	1,865	652
Due from related companies	—	1,736
Advances and other	5,480	2,750

	22,770	22,758

Short-term investments	—	10,240
Inventories	8,431	5,406
Prepaid insurance and other	3,020	2,363
Financial instruments-Fair value	9,358	4,927

Total current assets	222,493	191,734

INVESTMENTS	14,045	21,881
FIXED ASSETS:
Advances for vessels under construction	261,242	150,428

Vessels	1,649,928	882,210
Accumulated depreciation	(191,281)	(170,848)

Vessels’ Net Book Value	1,458,647	711,362

Total fixed assets	1,719,889	861,790
DEFERRED CHARGES, net	13,448	13,769

Total assets	$1,969,875	$1,089,174

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$23,117	$51,496
Accounts payable-Trade payables	20,211	13,489
Due to related companies	2,414	1,385
Other	2,044	542

	24,669	15,416

Accrued liabilities	18,218	10,139
Accrued bank interest	13,705	5,478
Unearned revenue	12,075	5,332
Deferred income, current portion	5,821	3,168
Financial instruments—Fair value	3,825	489

Total current liabilities	101,430	91,518
	—
LONG-TERM DEBT, net of current portion	1,110,544	382,023

DEFERRED INCOME, net of current portion	2,626	8,447

MINORITY INTEREST	2	—

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized at December 31, 2006 and December 31, 2005; 19,039,871 and 19,177,195 issued and outstanding at December 31, 2006 and December 31, 2005, respectively.	19,040	19,177
Additional paid-in capital	267,430	269,237
Accumulated other comprehensive income	4,718	3,067
Retained earnings	464,085	315,705

Total stockholders’ equity	755,273	607,186

Total liabilities and stockholders’ equity	$1,969,875	$1,089,174

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Year ended December 31,
	2006	2005
	(Unaudited)	(Audited)
VOYAGE REVENUES:	$427,654	$295,623

EXPENSES:
Commissions	15,441	11,604
Voyage expenses	69,065	35,970
Charter hire expense	24,461	24,317
Vessel operating expenses	76,095	52,945
Depreciation	59,058	35,697
Amortization of deferred dry-docking costs	4,857	6,583
Provision for doubtful receivables	—	40
Management fees	7,103	5,460
General and administrative expenses	3,726	3,631
Management incentive award	3,500	2,500
Foreign currency losses/(gains)	279	(181)
Amortization of deferred gain on sale of vessels	(3,168)	(3,168)
Gain on sale of vessels	(38,009)	(34,540)

Total expenses	222,408	140,858

Operating income	205,246	154,765

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels	—	10,765
Gain on sale of shares in subsidiary	25,323	—
Interest and finance costs, net	(42,486)	(11,247)
Interest income	7,164	7,360
Other, net	1,159	112

Total other income (expenses), net	(8,840)	6,990

MINORITY INTEREST	(2)	—

Net Income	$196,404	$161,755

Earnings per share, basic	$10.30	$8.18

Earnings per share, diluted	$10.30	$8.17

Weighted average number of shares, basic	19,063,846	19,772,270

Weighted average number of shares, diluted	19,070,526	19,786,846

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2006 AND 2005

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended December 31,
	2006	2005
VOYAGE REVENUES:	$111,590	$89,427

EXPENSES:
Commissions	3,822	3,441
Voyage expenses	14,035	8,282
Charter hire expense	6,149	6,126
Vessel operating expenses	23,657	14,021
Depreciation	16,980	9,069
Amortization of deferred dry-docking costs	1,036	2,802
Provision for doubtful receivables	—	40
Management fees	1,951	1,312
General and administrative expenses	1,625	1,397
Management incentive award	3,500	2,500
Foreign currency losses/(gains)	169	(31)
Amortization of deferred gain on sale of vessels	(792)	(792)
Gain on sale of vessels	(24,688)	(20,496)

Total expenses	47,444	27,671

Operating income	64,146	61,756

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels	—	4
Gain on sale of shares in subsidiary	25,323
Interest and finance costs, net	(14,759)	(4,720)
Interest income	2,642	3,666
Other, net	(245)	128

Total other income (expenses), net	12,961	(922)

MINORITY INTEREST:	(2)	—

Net Income	$77,105	$60,834

Earnings per share, basic	$4.05	$3.16

Earnings per share, diluted	$4.05	$3.16

Weighted average number of shares, basic	19,039,914	19,232,408

Weighted average number of shares, diluted	19,045,461	19,241,710

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(Expressed in thousands of United States Dollars - except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stock- Holders’ Equity
BALANCE, January 1, 2005		$20,176	$282,451	$1,136	$215,758	$519,521

Net income	161,755				161,755	161,755

- Exercise of stock options		18	203			221
- Repurchase and cancellation of common stock (1,016,790 shares)		(1,017)	(13,417)		(23,322)	(37,756)
- Cash dividends declared and paid ($1.95 per share)					(38,486)	(38,486)
- Fair value of financial instruments	4,265			4,265		4,265
- Reclassification of gains on undesignated cash flow hedges	(2,334)			(2,334)		(2,334)

Comprehensive income	$163,686

BALANCE, December 31, 2005		$19,177	$269,237	$3,067	$315,705	$607,186

Net income	196,404				196,404	196,404

- Exercise of stock options		6	65			71
- Repurchase and cancellation of common stock (143,200 shares)		(143)	(1,872)		(3,246)	(5,261)
- Cash dividends declared and paid ($2.35 per share)					(44,778)	(44,778)
- Fair value of financial instruments	3,666			3,666		3,666
- Fair value of investments	3,072			3,072		3,072
- Reclassification of gains on undesignated cash flow hedges	(5,087)			(5,087)		(5,087)

Comprehensive income	$198,055

BALANCE, December 31, 2006		$19,040	$267,430	$4,718	$464,085	$755,273

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THE THREE MONTHS ENDED DECEMBER 31, 2006 AND 2005

(Expressed in thousands of U.S. Dollars)

	Year ended December 31,		Three months ended December 31,

	2006	2005	2006	2005
	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net income	$196,404	$161,755	$77,114	$60,834
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	59,058	35,697	16,980	9,069
Amortization of deferred dry-docking costs	4,857	6,583	1,036	2,801
Amortization of loan fees	1,495	1,034	640	583
Amortization of deferred income	(3,168)	(4,842)	(793)	(792)
Change in fair value of interest rate swaps	556	(2,584)	1,873	(1,370)
Change in fair value of investments	(4,018)	(2,122)	(3,490)	(2,122)
Payments for dry-docking	(4,903)	(9,279)	(1,374)	1,579
Gain on sale of vessels	(38,009)	(45,305)	(24,688)	(20,500)
Gain on sale of shares in subsidiary	(25,323)	—	(25,323)	—
Minority Interest	2	—	2	—
Gain on sale of investments	(561)	—	(66)	—
(Increase) Decrease in:
Receivables	(12)	7,731	3,913	(4,718)
Inventories	(3,025)	(1,347)	906	674
Prepaid insurance and other	(657)	(16)	2,524	1,793
Increase (Decrease) in:
Accounts payable	9,253	(3,632)	(6,092)	(7,319)
Accrued liabilities	16,306	4,333	(153)	3,979
Unearned revenue	6,743	(1,103)	5,407	(22)

Net Cash from Operating Activities	214,998	146,903	48,416	44,469

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(152,767)	(70,705)	5,036	(26,084)
Vessel acquisitions and/or improvements	(813,243)	(175,429)	(106,837)	(1,722)
Investments	(4,992)	(19,999)	(1)	(4,326)
Proceeds from sale of investments	27,647	—	11,545	—
Proceeds from sale of shares in subsidiary	25,323	—	25,323	—
Proceeds from sale of vessels	88,706	157,164	57,215	55,241

Net Cash (used in) from Investing Activities	(829,326)	(108,969)	(7,719)	23,109

Cash Flows from Financing Activities:
Proceeds from long-term debt	992,282	330,685	118,000	75,450
Financing costs	(2,972)	(2,603)	(692)	(1,057)
Payments of long-term debt	(292,140)	(262,330)	(96,301)	(98,387)
Proceeds from exercise of stock options	71	221	12	48
(Increase)/decrease in restricted cash	(4,076)	1,182	(3,216)	(249)
Repurchase and cancellation of common stock	(5,261)	(37,756)	(528)	(9,498)
Cash dividend	(44,778)	(38,486)	(23,800)	(19,326)

Net Cash from (used in) Financing Activities	643,126	(9,087)	(6,525)	(53,019)

Net increase in cash and cash equivalents	28,798	28,847	34,172	14,559
Cash and cash equivalents at beginning of period	145,769	116,922	140,395	131,210

Cash and cash equivalents at end of period	$174,567	$145,769	$174,567	$145,769